Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

TORONTO, February 9, 2017 – Thomson Reuters (TSX /NYSE: TRI) today reported results for the full year and fourth quarter ended December 31, 2016.

•	The company achieved its full-year 2016 Outlook.

•	Fourth-quarter diluted earnings per share (EPS) was $3.03, reflecting the gain on the sale of IP & Science.

¡	Fourth-quarter adjusted EPS was $0.31, a decrease of $0.24 per share.

¡	Excluding fourth-quarter charges, adjusted EPS was $0.60, an increase of 9%.

•	Full-year diluted EPS was $4.13, reflecting the gain on the sale of IP & Science.

¡	Full-year adjusted EPS was $1.79, an increase of $0.01 per share.

¡	Excluding fourth-quarter charges, adjusted EPS was $2.07, up 16% from the prior year.

•	Full-year cash flow from operations increased 5% to $3.0 billion.

¡	Full-year free cash flow increased 12% to $2.0 billion.

•	The company’s board of directors approved an additional $1 billion share buyback program and also approved a $0.02 per share annualized increase in the dividend to $1.38.

“2016 was a year of continued progress. I am encouraged by the momentum and the foundation we have built heading into 2017, and we are well positioned to deliver on our commitments,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Today’s results reflect the clear progress we are making against the objectives we set out three years ago. 2017 is the year we work to accelerate revenue growth. In these uncertain times, customers lean more heavily on trusted partners like Thomson Reuters to help navigate a changing environment – and we are ready to help them.”

Consolidated Financial Highlights – Fourth-Quarter 2016

Unless otherwise indicated, all amounts for the fourth quarter and full year are from continuing operations and exclude the results of the IP & Science business, which was sold in October 2016. IP & Science was classified as a discontinued operation for 2016 reporting purposes. 2015 amounts (except cash flow measures) are restated to conform to the 2016 presentation.

IFRS Financial Measures

	Three Months Ended December 31,
	(Millions of U.S. dollars, except earnings per share (EPS))

IFRS Financial Measures	2016	2015	Change
Revenues	$2,860	$2,887	-1%
Operating profit	$294	$433	-32%
Diluted EPS (includes discontinued operations)	$3.03	$0.53	472%
Cash flow from operations (includes discontinued operations)	$998	$963	4%

•	Revenues declined 1% due to the impact of foreign currency.

•	Operating profit declined 32% due to the fourth-quarter severance charges of $212 million.

•	Diluted EPS, which includes discontinued operations, was $3.03 compared to $0.53 in the prior-year period due to a $2.0 billion gain on the sale of the IP & Science business.

•	Cash flow from operations, which includes discontinued operations, increased 4%.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Non-IFRS Financial Measures (1)	Three Months Ended December 31,			Excluding Q4 2016 Charges(2)
	(Millions of U.S. dollars, except EPS and margins)
	2016	2015	Change	2016	Change	Change Before Currency
Revenues	$2,860	$2,887	-1%	$2,860	-1%	1%
Adjusted EBITDA	$635	$802	-21%	$847	6%	5%
Adjusted EBITDA margin	22.2%	27.8%	-560bp	29.6%	180bp	100bp
Underlying operating profit	$368	$560	-34%	$580	4%	2%
Underlying operating profit margin	12.9%	19.4%	-650bp	20.3%	90bp	20bp
Adjusted EPS	$0.31	$0.55	-44%	$0.60	9%	7%
Free cash flow (includes discontinued operations)	$755	$708	7%	$794	12%

(1)	In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(2)	Results exclude the impact of $212 million of fourth-quarter 2016 charges from adjusted EBITDA, underlying operating profit and adjusted EPS. Free cash flow excludes 2016 cash payments of $39 million associated with these charges. See Appendix A for a reconciliation of the company’s results including and excluding the impact of the charges.

•	Revenues decreased 1% to $2.9 billion.

¡	Before currency, revenues increased 1%.

•	Adjusted EBITDA decreased 21% to $635 million from the prior-year period due to the fourth-quarter charges.

¡	Excluding fourth-quarter charges, adjusted EBITDA increased 6% to $847 million, and the margin increased to 29.6% from 27.8%.

•	Underlying operating profit decreased 34% to $368 million from the prior-year period due to the fourth-quarter charges.

¡	Excluding fourth-quarter charges, underlying operating profit increased 4% to $580 million, and the margin increased to 20.3% from 19.4%.

•	Adjusted EPS was $0.31, a decrease of 44% or $0.24 per share.

¡	Excluding fourth-quarter charges, adjusted EPS was $0.60, an increase of 9% or $0.05 per share. Currency had a $0.01 favorable impact.

Consolidated Financial Highlights – Full-Year 2016

IFRS Financial Measures	Year Ended December 31, (Millions of U.S. dollars, except EPS)
	2016	2015	Change
Revenues	$11,166	$11,257	-1%
Operating profit	$1,390	$1,526	-9%
Diluted EPS (includes discontinued operations)	$4.13	$1.60	158%
Cash flow from operations (includes discontinued operations)	$2,984	$2,838	5%

•	Revenues declined 1% as higher subscription revenues were more than offset by the impact of foreign currency and a decline in both transactions and recoveries revenues.

•	Operating profit decreased 9% due to the fourth-quarter charges.

•	Diluted EPS, which includes discontinued operations, was $4.13 compared to $1.60 in the prior year due to the $2.0 billion gain on the sale of the IP & Science business.

•	Cash flow from operations, which includes discontinued operations, increased 5%.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

	Year Ended December 31,			Excluding Q4 2016 Charges(2)
Non-IFRS Financial Measures (1)	(Millions of U.S. dollars, except EPS and margins)
	2016	2015	Change	2016	Change	Change Before Currency
Revenues	$11,166	$11,257	-1%	$11,166	-1%	1%
Adjusted EBITDA	$2,954	$3,089	-4%	$3,166	2%	2%
Adjusted EBITDA margin	26.5%	27.4%	-90bp	28.4%	100bp	20bp
Underlying operating profit	$1,930	$2,055	-6%	$2,142	4%	2%
Underlying operating profit margin	17.3%	18.3%	-100bp	19.2%	90bp	20bp
Adjusted EPS	$1.79	$1.78	1%	$2.07	16%	12%
Free cash flow (includes discontinued operations)	$2,022	$1,801	12%	$2,061	14%

(1)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(2)	Results exclude the impact of $212 million of fourth-quarter 2016 charges from adjusted EBITDA, underlying operating profit and adjusted EPS. Free cash flow excludes 2016 cash payments of $39 million associated with these charges. See Appendix A for a reconciliation of the company’s results including and excluding the impact of the charges.

•	Revenues decreased 1% to $11.2 billion.

o	Before currency, revenues increased 1%.

•	Adjusted EBITDA decreased 4% to $3.0 billion from the prior-year period due to the fourth-quarter charges.

o	Excluding fourth-quarter charges, adjusted EBITDA increased 2% to $3.2 billion, and the margin increased to 28.4% from 27.4%.

•	Underlying operating profit decreased 6% to $1.9 billion from the prior-year period due to the fourth-quarter charges.

o	Excluding fourth-quarter charges, underlying operating profit increased 4% to $2.1 billion, and the margin increased to 19.2% from 18.3%.

•	Adjusted EPS was $1.79, an increase of $0.01 per share.

o	Excluding fourth-quarter charges, adjusted EPS was $2.07, a 16% increase or $0.29 per share. Currency had a $0.07 favorable impact.

•	Free cash flow increased 12% to $2.0 billion, benefiting from a $200 million tax benefit in the fourth quarter related to a $500 million cash contribution made to the company’s US defined benefit pension plan in the first quarter of 2017.

Recent Developments

Fourth-Quarter 2016 Charges

In November 2016, the company announced that it planned to take between $200 million and $250 million of charges in the fourth quarter to accelerate the pace of its Transformation program by further simplifying and streamlining the business. The company subsequently incurred $212 million of charges in the quarter. Approximately 80% of the charges were taken in the Financial & Risk business with the balance incurred in Legal, Tax & Accounting and Corporate. The resulting run-rate cash savings in 2017 are estimated to be of a similar magnitude to the charges, with some of the savings to be reinvested in the business.

$500 Million Pension Contribution

The company made a contribution of $500 million to its US defined benefit pension plan in January 2017. As a result of this contribution, the overall funded status of the plan now exceeds 90% based on current market conditions. The contribution was funded from free cash flow and is expected to eliminate any material near-term contribution requirements for the US plan. The tax benefit of approximately $200 million related to the contribution is reflected in the company’s fourth-quarter 2016 cash flow from operations and free cash flow.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Dividend and Share Repurchases

In February 2017, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.38 per common share. A quarterly dividend of $0.345 per share is payable on March 15, 2017 to common shareholders of record as of February 23, 2017.

In 2016, the company repurchased approximately 41.9 million shares at a cost of $1.7 billion. Of this amount, 10.7 million shares were repurchased in the fourth quarter at a cost of $441 million.

Today, the company announced that it plans to repurchase up to an additional $1.0 billion of its shares as it has completed its $1.5 billion program announced in February 2016.

Business Outlook 2017 (Before Currency)

Thomson Reuters today provided its Outlook for 2017. The company’s 2017 Outlook assumes constant currency rates compared to 2016 and does not factor in the impact of acquisitions or divestitures that may occur during the year.

For the full year 2017, the company expects:

•	Low single-digit revenue growth

•	Adjusted EBITDA margin to range between 28.8% to 29.8%

•	Free cash flow to range between $0.9 billion and $1.2 billion (which reflects cash payments in 2017 relating to the fourth-quarter 2016 charge, the $500 million contribution to the US defined benefit pension plan made earlier in the first quarter and the loss of free cash flow from the divestiture of the IP & Science business)

•	Adjusted EPS target of $2.35, consistent with its previously disclosed objective

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

2016 Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

Fourth Quarter

•	Revenues increased 1% to $1.5 billion. Revenues grew approximately 2% excluding the impact of lower recoveries revenues and commercial pricing adjustments related to the migration of certain customers to new platforms.

o	Recurring revenues (77% of the segment’s revenues in the quarter) were up 1%, primarily due to the impact of an annual price increase and positive net sales for the year. Growth was partly offset by lower revenues resulting from pricing adjustments relating to the migration of certain customers to new platforms and macro-economic conditions impacting large European banks and banks in several emerging markets.

o	Transactions revenues (15% of the segment’s revenues in the quarter) were up 5% due to increased revenue from Tradeweb and BETA brokerage processing. This increase was offset by the impact of lower foreign exchange spot trading revenues.

o	Low-margin recoveries revenues (8% of the segment’s revenues in the quarter) decreased 8% as some third-party partners continued to move to direct billing with their customers. The decline in recoveries revenues is expected to be more modest in 2017.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

•	Recoveries represent revenues for content or services provided by third parties and distributed through Financial & Risk’s platform. Reductions in recoveries revenue have no impact on the unit’s EBITDA or operating profit.

•	By geography, revenues in the Americas were up 2% (up 4%, excluding recoveries), Europe, Middle East and Africa (EMEA) declined 1% (no change, excluding recoveries), and Asia was up 1% (up 2%, excluding recoveries).

•	EBITDA decreased 36% to $289 million and the margin decreased to 19.2% from 29.5% due to $167 million of charges incurred in the quarter.

¡	Excluding fourth-quarter charges of $167 million, EBITDA increased 1% to $456 million and the margin increased to 30.2% from 29.5%. Currency had a 110 basis point favorable impact on margin.

•	Operating profit decreased 56% to $139 million and the margin decreased to 9.2% from 20.8% primarily due to the fourth-quarter charges.

¡	Excluding fourth-quarter charges of $167 million, operating profit decreased 4% to $306 million and the margin decreased to 20.3% from 20.8%. Currency had a 120 basis point favorable impact on the margin.

•	Net sales were positive in the Americas and Asia, but were negative in EMEA and in aggregate in the quarter.

Full Year

•	Revenues were unchanged from the prior year at $6.1 billion. Revenues grew approximately 2% excluding the impact of lower recoveries revenues and commercial pricing adjustments related to the migration of certain customers to new platforms.

¡	Recurring revenues (77% of the segment’s revenues in the year) were up 1%, primarily due to the impact of an annual price increase and positive net sales for the year, partly offset by lower revenues resulting from the pricing adjustments relating to the migration of certain customers to new platforms and macro-economic conditions impacting large European banks and banks in several emerging markets.

¡	Transactions revenues (15% of the segment’s revenues in the year) were up 2% due to increased revenue from Tradeweb, BETA brokerage processing and transactional revenues from the Risk business. This increase was offset by the impact of lower foreign exchange trading revenues.

¡	Low-margin recoveries revenues (8% of the segment’s revenues in the year) decreased 13% as some third-party partners continued to move to direct billing with their customers. The decline in recoveries revenues is expected to be more modest in 2017.

•	By geography, revenues in the Americas were up 2% (up 3%, excluding recoveries), EMEA was down 2% (down 1%, excluding recoveries), and Asia was up 1% (up 3%, excluding recoveries).

•	EBITDA decreased 4% to $1.6 billion and the margin decreased to 26.9% from 27.7% due to charges incurred in the fourth quarter.

¡	Excluding fourth-quarter charges of $167 million, EBITDA increased 6% to $1.8 billion and the margin increased to 29.7% from 27.7%. Currency had a 90 basis point favorable impact on the margin.

•	Operating profit decreased 5% to $1.0 billion and the margin decreased to 17.2% from 18.0% due to charges incurred in the fourth quarter.

¡	Excluding fourth-quarter charges of $167 million, operating profit increased 10% to $1.2 billion and the margin increased to 20.0% from 18.0%. Currency had an 80 basis point favorable impact on the margin.

•	Net sales for the full year were positive in the Americas and Asia, but were negative in EMEA.

Legal

Fourth Quarter

•	Revenues were unchanged from the prior-year period at $864 million. Excluding US print, revenues grew 2%.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

¡	Solutions businesses (44% of the segment’s revenues in the quarter) grew 1% as a result of subscription revenue growth of 5%, partially offset by a 10% reduction in transactional revenues.

¡	US Online Legal Information (41% of the segment’s revenues in the quarter) grew 2%, marking its eighth consecutive quarter of growth.

¡	US Print (15% of the segment’s revenues in the quarter) declined 7%.

•	Subscription revenues (74% of the segment’s revenues) grew 3%. However, transactional revenues (12% of the segment’s revenues) declined 9% due to lower Legal Managed Services and Elite transactional revenues.

•	EBITDA declined 9% to $296 million and the margin decreased to 34.3% from 37.2% primarily due to $26 million of charges incurred in the quarter.

¡	Excluding fourth-quarter charges of $26 million, EBITDA declined 2% to $322 million and the margin increased to 37.3% from 37.2%. Currency had a negative 10 basis point impact on the margin.

•	Operating profit decreased 11% to $235 million and the margin decreased to 27.2% from 30.0% primarily due to charges incurred in the fourth quarter.

¡	Excluding fourth-quarter charges of $26 million, operating profit decreased 1% to $261 million and the margin increased to 30.2% from 30.0%. Currency had a 30 basis point negative impact on the margin.

Full Year

•	Revenues increased 1% to $3.4 billion. Excluding US print, revenues grew 2%.

¡	Solutions businesses (45% of the segment’s revenues in the year) grew 2% as a result of subscription revenue growth of 5%, partially offset by a 6% reduction in transactional revenues.

¡	US Online Legal Information (41% of the segment’s revenues in the year) grew 2%.

¡	US Print (14% of the segment’s revenues in the year) declined 7%.

•	Subscription revenues (74% of the segment’s revenues) grew 3%. However, transactional revenues (12% of the segment’s revenues) declined 6% due to lower Legal Managed Services and Findlaw transactional revenues.

•	EBITDA declined 3% to $1.2 billion and the margin declined to 36.6% from 37.2% primarily due to charges of $26 million incurred in the fourth quarter.

¡	Excluding fourth-quarter charges of $26 million, EBITDA decreased 1% to $1.3 billion and the margin increased to 37.4% from 37.2% in the prior year. Currency had a 40 basis point favorable impact on the margin.

•	Operating profit decreased 3% to $984 million and the margin decreased to 29.2% from 29.7% due to charges incurred in the fourth quarter.

¡	Excluding fourth-quarter charges of $26 million, operating profit was unchanged at $1.0 billion and the margin increased to 30.0% from 29.7%. Currency had a 30 basis point favorable impact on the margin.

Tax & Accounting

Fourth Quarter

•	Revenues increased 2% to $416 million, driven by the Corporate and Professional businesses, partially offset by a decline in the Knowledge Solutions and Government businesses.

•	EBITDA decreased 19% to $131 million and the margin decreased to 31.5% from 39.3% due to charges of $18 million incurred in the quarter, increased investment and additional costs incurred related to the Government business.

¡	Excluding fourth-quarter charges of $18 million, EBITDA declined 7% to $149 million and the margin decreased to 35.8% from 39.3%. Currency had a 30 basis point favorable impact on the margin.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

•	Operating profit decreased 35% to $86 million and the margin decreased to 20.7% from 32.2% due to higher depreciation and amortization expense, and similar factors that impacted EBITDA margin.

¡	Excluding fourth-quarter charges of $18 million, operating profit decreased 21% to $104 million and the margin decreased to 25.0% from 32.2%. Currency had a 30 basis point favorable impact on the margin.

Full Year

•	Revenues increased 4% to $1.5 billion driven by the Corporate, Professional and Knowledge Solutions businesses, partially offset by a decline in the Government business.

•	EBITDA decreased 9% to $414 million and the margin decreased to 28.5% from 32.2% due to charges and costs incurred in the Government business.

¡	Excluding fourth-quarter charges of $18 million, EBITDA declined 5% to $432 million and the margin decreased to 29.8% from 32.2%. Currency had a 90 basis point favorable impact on the margin.

•	Operating profit decreased 17% to $283 million and the margin decreased to 19.5% from 24.2% due to higher depreciation and amortization expense, and similar factors that impacted the EBITDA margin.

¡	Excluding fourth-quarter charges of $18 million, operating profit declined 12% to $301 million and the margin decreased to 20.7% from 24.2%. Currency had an 80 basis point favorable impact on the margin.

Corporate & Other (Including Reuters News)

Fourth Quarter

•	Reuters News revenues were $77 million, up 5%.

•	Corporate & Other costs were $92 million compared to $154 million. The decrease was primarily due to the elimination of certain costs in connection with the sale of IP & Science, as well as some costs previously recorded in Corporate that are now recorded in the business segments following the sale of IP & Science. Lower severance and healthcare costs also contributed to the decrease in the quarter.

Full Year

•	Reuters News revenues were $304 million, up 4%.

•	Corporate & Other costs were $381 million compared to $405 million in the prior year.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency and the impact of the fourth quarter 2016 charges. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “2017 Business Outlook (Before Currency)” section, Mr. Smith’s comments and statements regarding expected run-rate savings from the fourth-quarter 2016 charges, recoveries revenues within the Financial & Risk business, the expected impact of the 2017 US defined benefit pension plan contribution and the company’s plans to repurchase additional shares in 2017, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2017 Business Outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2016 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015(1)	2016	2015(1)
CONTINUING OPERATIONS
Revenues	$2,860	$2,887	$11,166	$11,257
Operating expenses	(2,168)	(2,079)	(8,232)	(8,162)
Depreciation	(74)	(77)	(313)	(340)
Amortization of computer software	(193)	(165)	(711)	(694)
Amortization of other identifiable intangible assets	(140)	(133)	(528)	(548)
Other operating gains, net	9	—	8	13

Operating profit	294	433	1,390	1,526
Finance costs, net:
Net interest expense	(99)	(102)	(403)	(416)
Other finance income	78	17	50	41

Income before tax and equity method investments	273	348	1,037	1,151
Share of post-tax earnings in equity method investments	2	2	4	10
Tax (expense) benefit	(1)	8	15	(34)

Earnings from continuing operations	274	358	1,056	1,127
Earnings from discontinued operations, net of tax	1,967	59	2,093	184

Net earnings	$2,241	$417	$3,149	$1,311

Earnings attributable to:
Common shareholders	2,226	408	3,098	1,255
Non-controlling interests	15	9	51	56

Earnings per share:
Basic earnings per share:
From continuing operations	$0.35	$0.45	$1.34	$1.37
From discontinued operations	2.69	0.08	2.80	0.23

Basic earnings per share	$3.04	$0.53	$4.14	$1.60

Diluted earnings per share:
From continuing operations	$0.35	$0.45	$1.34	$1.37
From discontinued operations	2.68	0.08	2.79	0.23

Diluted earnings per share	$3.03	$0.53	$4.13	$1.60

Basic weighted-average common shares	732,740,952	767,449,251	747,328,483	781,273,338

Diluted weighted-average common shares	734,538,534	770,285,540	748,961,494	784,138,389

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2016	2015(1)
Assets
Cash and cash equivalents	$2,368	$966
Trade and other receivables	1,392	1,732
Other financial assets	188	176
Prepaid expenses and other current assets	686	683

Current assets	4,634	3,557

Computer hardware and other property, net	961	1,067
Computer software, net	1,394	1,486
Other identifiable intangible assets, net	5,655	6,417
Goodwill	14,485	15,878
Other financial assets	135	116
Other non-current assets	537	544
Deferred tax	51	47

Total assets	$27,852	$29,112

Liabilities and equity
Liabilities
Current indebtedness	$1,111	$1,595
Payables, accruals and provisions	2,448	2,255
Deferred revenue	901	1,319
Other financial liabilities	102	238

Current liabilities	4,562	5,407

Long-term indebtedness	6,278	6,829
Provisions and other non-current liabilities	2,258	2,124
Other financial liabilities	340	387
Deferred tax	1,158	1,265

Total liabilities	14,596	16,012

Equity
Capital	9,589	9,852
Retained earnings	7,477	6,458
Accumulated other comprehensive loss	(4,293)	(3,697)

Total shareholders’ equity	12,773	12,613
Non-controlling interests	483	487

Total equity	13,256	13,100

Total liabilities and equity	$27,852	$29,112

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015(1)	2016	2015(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$274	$358	$1,056	$1,127
Adjustments for:
Depreciation	74	77	313	340
Amortization of computer software	193	165	711	694
Amortization of other identifiable intangible assets	140	133	528	548
Net losses (gains) on disposals of businesses and investments	1	—	(3)	(24)
Deferred tax	119	(86)	(11)	(194)
Other	(66)	52	288	236
Changes in working capital and other items	362	215	18	(186)

Operating cash flows from continuing operations	1,097	914	2,900	2,541
Operating cash flows from discontinued operations	(99)	49	84	297

Net cash provided by operating activities	998	963	2,984	2,838

Investing activities
Acquisitions, net of cash acquired	(1)	(20)	(112)	(37)
Proceeds from disposals of businesses and investments, net of taxes paid	1	8	5	83
Capital expenditures, less proceeds from disposals	(247)	(248)	(905)	(951)
Other investing activities	17	16	40	21

Investing cash flows from continuing operations	(230)	(244)	(972)	(884)
Investing cash flows from discontinued operations , net of taxes paid	3,196	(12)	3,158	(52)

Net cash provided by (used in) investing activities	2,966	(256)	2,186	(936)

Financing activities
Proceeds from debt	—	—	498	4
Repayments of debt	—	(1)	(503)	(594)
Net (repayments) borrowings under short-term loan facilities	(1,740)	(62)	(1,038)	1,037
Repurchases of common shares	(441)	(167)	(1,673)	(1,417)
Dividends paid on preference shares	—	—	(2)	(2)
Dividends paid on common shares	(240)	(248)	(980)	(1,013)
Dividends paid to non-controlling interests	(13)	(11)	(57)	(53)
Other financing activities	21	4	43	67

Net cash used in financing activities	(2,413)	(485)	(3,712)	(1,971)

Increase (decrease) in cash and bank overdrafts	1,551	222	1,458	(69)
Translation adjustments	(10)	(5)	(13)	(24)
Cash and bank overdrafts at beginning of period	826	705	922	1,015

Cash and bank overdrafts at end of period	$2,367	$922	$2,367	$922

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,368	$966	$2,368	$966
Bank overdrafts	(1)	(44)	(1)	(44)

	$2,367	$922	$2,367	$922

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Change
	2016	2015(1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$1,508	$1,527	-1%	-2%	1%
Legal	864	880	-2%	-2%	0%
Tax & Accounting	416	410	1%	-1%	2%
Corporate & Other (includes Reuters News)	77	74	4%	-1%	5%
Eliminations	(5)	(4)

Revenues	$2,860	$2,887	-1%	-2%	1%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$289	$450	-36%	4%	-40%
Legal	296	327	-9%	0%	-9%
Tax & Accounting	131	161	-19%	1%	-20%
Corporate & Other (includes Reuters News)	(81)	(136)	n/a	n/a	n/a

Adjusted EBITDA	$635	$802	-21%	3%	-24%

Adjusted EBITDA Margin (2)
Financial & Risk	19.2%	29.5%	-1030bp	160bp	-1190bp
Legal	34.3%	37.2%	-290bp	30bp	-320bp
Tax & Accounting	31.5%	39.3%	-780bp	50bp	-830bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	22.2%	27.8%	-560bp	120bp	-680bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Underlying Operating Profit (3)
Financial & Risk	$139	$318	-56%	6%	-62%
Legal	235	264	-11%	-1%	-10%
Tax & Accounting	86	132	-35%	2%	-37%
Corporate & Other (includes Reuters News)	(92)	(154)	n/a	n/a	n/a

Underlying operating profit	$368	$560	-34%	5%	-39%

Underlying Operating Profit Margin (3)
Financial & Risk	9.2%	20.8%	-1160bp	160bp	-1320bp
Legal	27.2%	30.0%	-280bp	10bp	-290bp
Tax & Accounting	20.7%	32.2%	-1150bp	50bp	-1200bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	12.9%	19.4%	-650bp	110bp	-760bp

n/a—not applicable

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Year Ended December 31,		Change
	2016	2015(1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$6,057	$6,148	-1%	-1%	0%
Legal	3,367	3,407	-1%	-2%	1%
Tax & Accounting	1,452	1,417	2%	-2%	4%
Corporate & Other (includes Reuters News)	304	296	3%	-1%	4%
Eliminations	(14)	(11)

Revenues	$11,166	$11,257	-1%	-2%	1%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$1,629	$1,701	-4%	2%	-6%
Legal	1,232	1,268	-3%	-1%	-2%
Tax & Accounting	414	456	-9%	2%	-11%
Corporate & Other (includes Reuters News)	(321)	(336)	n/a	n/a	n/a

Adjusted EBITDA	$2,954	$3,089	-4%	2%	-6%

Adjusted EBITDA Margin (2)
Financial & Risk	26.9%	27.7%	-80bp	100bp	-180bp
Legal	36.6%	37.2%	-60bp	50bp	-110bp
Tax & Accounting	28.5%	32.2%	-370bp	90bp	-460bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.5%	27.4%	-90bp	100bp	-190bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Underlying Operating Profit (3)
Financial & Risk	$1,044	$1,104	-5%	4%	-9%
Legal	984	1,013	-3%	-1%	-2%
Tax & Accounting	283	343	-17%	3%	-20%
Corporate & Other (includes Reuters News)	(381)	(405)	n/a	n/a	n/a

Underlying operating profit	$1,930	$2,055	-6%	3%	-9%

Underlying Operating Profit Margin (3)
Financial & Risk	17.2%	18.0%	-80bp	90bp	-170bp
Legal	29.2%	29.7%	-50bp	30bp	-80bp
Tax & Accounting	19.5%	24.2%	-470bp	90bp	-560bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	17.3%	18.3%	-100bp	80bp	-180bp

n/a—not applicable

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Year Ended December 31,			Year Ended December 31,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Operating profit	$294	$433	-32%	$1,390	$1,526	-9%
Adjustments to remove:
Amortization of other identifiable intangible assets	140	133		528	548
Fair value adjustments	(57)	(6)		20	(6)
Other operating gains, net	(9)	—		(8)	(13)

Underlying operating profit	$368	$560	-34%	$1,930	$2,055	-6%
Remove: depreciation and amortization of computer software	267	242		1,024	1,034

Adjusted EBITDA	$635	$802	-21%	$2,954	$3,089	-4%

Underlying operating profit margin (3)	12.9%	19.4%	-650bp	17.3%	18.3%	-100bp

Adjusted EBITDA margin (2)	22.2%	27.8%	-560bp	26.5%	27.4%	-90bp

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Earnings from continuing operations	$274	$358	-23%	$1,056	$1,127	-6%
Adjustments to remove:
Tax expense (benefit)	1	(8)		(15)	34
Other finance income	(78)	(17)		(50)	(41)
Net interest expense	99	102		403	416
Amortization of other identifiable intangible assets	140	133		528	548
Amortization of computer software	193	165		711	694
Depreciation	74	77		313	340

EBITDA	$703	$810		$2,946	$3,118
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(2)		(4)	(10)
Other operating gains, net	(9)	—		(8)	(13)
Fair value adjustments	(57)	(6)		20	(6)

Adjusted EBITDA	$635	$802	-21%	$2,954	$3,089	-4%

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (3) to Adjusted EBITDA (2) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31, 2016			Three Months Ended December 31, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$139	$150	$289	$318	$132	$450
Legal	235	61	296	264	63	327
Tax & Accounting	86	45	131	132	29	161
Corporate & Other (includes Reuters News)	(92)	11	(81)	(154)	18	(136)

	$368	$267	$635	$560	$242	$802

	Year Ended December 31, 2016			Year Ended December 31, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$1,044	$585	$1,629	$1,104	$597	$1,701
Legal	984	248	1,232	1,013	255	1,268
Tax & Accounting	283	131	414	343	113	456
Corporate & Other (includes Reuters News)	(381)	60	(321)	(405)	69	(336)

	$1,930	$1,024	$2,954	$2,055	$1,034	$3,089

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2016	2015(1)	Change	2016	2015(1)	Change
Earnings attributable to common shareholders	$2,226	$408	446%	$3,098	$1,255	147%
Adjustments to remove:
Fair value adjustments	(57)	(6)		20	(6)
Amortization of other identifiable intangible assets	140	133		528	548
Other operating gains, net	(9)	—		(8)	(13)
Other finance income	(78)	(17)		(50)	(41)
Share of post-tax earnings in equity method investments	(2)	(2)		(4)	(10)
Tax on above items	(46)	(45)		(184)	(168)
Tax items impacting comparability	21	3		34	19
Earnings from discontinued operations, net of tax	(1,967)	(59)		(2,093)	(184)
Interim period effective tax rate normalization (6)	—	8		—	—
Dividends declared on preference shares	—	—		(2)	(2)

Adjusted earnings	$228	$423	-46%	$1,339	$1,398	-4%

Adjusted earnings per share	$0.31	$0.55	-44%	$1.79	$1.78	1%

Foreign currency(4)			5%			5%
Before currency(4)			-49%			-4%
Diluted weighted-average common shares (millions)	734.5	770.3		749.0	784.1

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (7)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015(1)	2016	2015(1)
Net cash provided by operating activities	$998	$963	$2,984	$2,838
Capital expenditures, less proceeds from disposals	(247)	(248)	(905)	(951)
Capital expenditures from discontinued operations	—	(12)	(38)	(52)
Other investing activities	17	16	40	21
Dividends paid on preference shares	—	—	(2)	(2)
Dividends paid to non-controlling interests	(13)	(11)	(57)	(53)

Free cash flow	$755	$708	$2,022	$1,801

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Footnotes

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science segment as a discontinued operation through the closing date of the sale.
(2)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA as it provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(3)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson Reuters uses underlying operating profit as it provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of the company’s operations.
(4)	The changes in revenues, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Adjusted earnings and adjusted earnings per share (EPS) include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating (gains) and losses, certain impairment charges, other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2016 Results

Appendix A

The following supplemental information is provided to facilitate comparison to the 2016 Business Outlook, which was provided both including and excluding the impact of the fourth-quarter charges (1).

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins, and Adjusted EPS Excluding the Effects of Foreign Currency and the Fourth Quarter 2016 Charges

(unaudited)

Three Months Ended December 31,

(Millions of U.S. dollars, except EPS and margins)

Non-IFRS Financial Measures (2)					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Revenues	$2,860	—	$2,860	$2,887	-1%	-2%	1%
Adjusted EBITDA	$635	$212	$847	$802	6%	1%	5%
Adjusted EBITDA margin	22.2%		29.6%	27.8%	180bp	80bp	100bp
Underlying operating profit	$368	$212	$580	$560	4%	2%	2%
Underlying operating profit margin	12.9%		20.3%	19.4%	90bp	70bp	20bp
Adjusted EPS	$0.31	$0.29	$0.60	$0.55	9%	2%	7%
Free cash flow (includes discontinued operations)	$755	$39	$794	$708	12%

Year Ended December 31,

(Millions of U.S. dollars, except EPS and margins)

Non-IFRS Financial Measures (2)					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Revenues	$11,166	—	$11,166	$11,257	-1%	-2%	1%
Adjusted EBITDA	$2,954	$212	$3,166	$3,089	2%	0%	2%
Adjusted EBITDA margin	26.5%		28.4%	27.4%	100bp	80bp	20bp
Underlying operating profit	$1,930	$212	$2,142	$2,055	4%	2%	2%
Underlying operating profit margin	17.3%		19.2%	18.3%	90bp	70bp	20bp
Adjusted EPS	$1.79	$0.28	$2.07	$1.78	16%	4%	12%
Free cash flow (includes discontinued operations)	$2,022	$39	$2,061	$1,801	14%

(1)	In this appendix, the fourth-quarter charges of $212 million are removed from the company’s 2016 actual non-IFRS results to facilitate comparison to the 2016 Business Outlook. Similarly, 2016 cash payments of $39 million associated with these charges are removed from free cash flow.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 17.
(3)	Based on 2016 actual non-IFRS results excluding the previously announced fourth-quarter charges.

Thomson Reuters Reports Second-Quarter 2016 Results

Appendix A

The following supplemental information is provided to facilitate comparison to the 2016 Business Outlook, which was provided both including and excluding the impact of the fourth-quarter charges (1).

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency and Fourth Quarter 2016 Charges by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Change
	2016	2015	Total	Foreign Currency	Before Currency
Revenues
Financial & Risk	$1,508	$1,527	-1%	-2%	1%
Legal	864	880	-2%	-2%	0%
Tax & Accounting	416	410	1%	-1%	2%
Corporate & Other (includes Reuters News)	77	74	4%	-1%	5%
Eliminations	(5)	(4)

Revenues	$2,860	$2,887	-1%	-2%	1%

					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Adjusted EBITDA (2)
Financial & Risk	$289	$167	$456	$450	1%	1%	0%
Legal	296	26	322	327	-2%	-3%	1%
Tax & Accounting	131	18	149	161	-7%	1%	-8%
Corporate & Other (includes Reuters News)	(81)	1	(80)	(136)	n/a	n/a	n/a

Adjusted EBITDA	$635	$212	$847	$802	6%	1%	5%

Adjusted EBITDA Margin (2)
Financial & Risk	19.2%		30.2%	29.5%	70bp	110bp	-40bp
Legal	34.3%		37.3%	37.2%	10bp	-10bp	20bp
Tax & Accounting	31.5%		35.8%	39.3%	-350bp	30bp	-380bp
Corporate & Other (includes Reuters News)	n/a		n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	22.2%		29.6%	27.8%	180bp	80bp	100bp

					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Underlying Operating Profit (2)
Financial & Risk	$139	$167	$306	$318	-4%	3%	-7%
Legal	235	26	261	264	-1%	-3%	2%
Tax & Accounting	86	18	104	132	-21%	1%	-22%
Corporate & Other (includes Reuters News)	(92)	1	(91)	(154)	n/a	n/a	n/a

Underlying operating profit	$368	$212	$580	$560	4%	2%	2%

Underlying Operating Profit Margin (2)
Financial & Risk	9.2%		20.3%	20.8%	-50bp	120bp	-170bp
Legal	27.2%		30.2%	30.0%	20bp	-30bp	50bp
Tax & Accounting	20.7%		25.0%	32.2%	-720bp	30bp	-750bp
Corporate & Other (includes Reuters News)	n/a		n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	12.9%		20.3%	19.4%	90bp	70bp	20bp

(1)	In this appendix, the fourth-quarter charges of $212 million are removed from the company’s 2016 actual non-IFRS results to facilitate comparison to the 2016 Business Outlook.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 17.
(3)	Based on 2016 actual non-IFRS results excluding the previously announced fourth-quarter charges.

n/a—not applicable

Thomson Reuters Reports Second-Quarter 2016 Results

Appendix A

The following supplemental information is provided to facilitate comparison to the 2016 Business Outlook, which was provided both including and excluding the impact of the fourth quarter charges(1).

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency and Fourth Quarter 2016 Charges by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Change
	2016	2015	Total	Foreign Currency	Before Currency
Revenues
Financial & Risk	$6,057	$6,148	-1%	-1%	0%
Legal	3,367	3,407	-1%	-2%	1%
Tax & Accounting	1,452	1,417	2%	-2%	4%
Corporate & Other (includes Reuters News)	304	296	3%	-1%	4%
Eliminations	(14)	(11)

Revenues	$11,166	$11,257	-1%	-2%	1%

					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Adjusted EBITDA (2)
Financial & Risk	$1,629	$167	$1,796	$1,701	6%	2%	4%
Legal	1,232	26	1,258	1,268	-1%	-1%	0%
Tax & Accounting	414	18	432	456	-5%	1%	-6%
Corporate & Other (includes Reuters News)	(321)	1	(320)	(336)	n/a	n/a	n/a

Adjusted EBITDA	$2,954	$212	$3,166	$3,089	2%	0%	2%

Adjusted EBITDA Margin (2)
Financial & Risk	26.9%		29.7%	27.7%	200bp	90bp	110bp
Legal	36.6%		37.4%	37.2%	20bp	40bp	-20bp
Tax & Accounting	28.5%		29.8%	32.2%	-240bp	90bp	-330bp
Corporate & Other (includes Reuters News)	n/a		n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.5%		28.4%	27.4%	100bp	80bp	20bp

					Change Excluding Charges(3)
	2016 Actual	Remove Charges	2016 Excluding Charges	2015	Total	Foreign Currency	Before Currency
Underlying Operating Profit (2)
Financial & Risk	$1,044	$167	$1,211	$1,104	10%	3%	7%
Legal	984	26	1,010	1,013	0%	-1%	1%
Tax & Accounting	283	18	301	343	-12%	2%	-14%
Corporate & Other (includes Reuters News)	(381)	1	(380)	(405)	n/a	n/a	n/a

Underlying operating profit	$1,930	$212	$2,142	$2,055	4%	2%	2%

Underlying Operating Profit Margin (2)
Financial & Risk	17.2%	20.0%	18.0%	200bp	80bp	120bp
Legal	29.2%	30.0%	29.7%	30bp	30bp	0bp
Tax & Accounting	19.5%	20.7%	24.2%	-350bp	80bp	-430bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	17.3%	19.2%	18.3%	90bp	70bp	20bp

(1)	In this appendix, the fourth-quarter charges of $212 million are removed from the company’s 2016 actual non-IFRS results to facilitate comparison to the 2016 Business Outlook.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 17.
(3)	Based on 2016 actual non-IFRS results excluding the previously announced fourth-quarter charges.
n/a—not	applicable